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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49541

3/7/02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAR 1 2002
080

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
P. Schoenfeld Asset Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1330 Avenue of the America's – 34th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Argenziano **(212) 659-9511**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/02 SS

OATH OR AFFIRMATION

I, Frank Argenziano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of P. Schoenfeld Asset Management LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

MICHELE DELEO
Notary Public, State of New York
No. 01DE5028777
Qualified in New York County
Commission Expires June 6, 2002

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
P. Schoenfeld Asset Management LLC

We have audited the accompanying statement of financial condition of P. Schoenfeld Asset Management LLC, (a Limited Liability Company), (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of P. Schoenfeld Asset Management LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 15, 2002

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 5,666,078
Fees receivable	782,862
Due from clearing broker	154,161
Due from investment companies	1,005,114
Investment in affiliate	662,695
Prepaid expenses	95,710
Other assets	166,802
Total assets	$ 8,533,422
Liabilities and members' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 679,667
Compensation payable	937,000
Referral fees payable	438,367
Unincorporated business taxes payable	4,635
Total liabilities	2,059,669
Members' equity	6,473,753
Total liabilities and members' equity	$ 8,533,422

The accompanying notes are an integral part of this statement of financial condition.

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2001

1. Business and Organization

P. Schoenfeld Asset Management LLC, a New York limited liability company (the "Company"), was organized on May 23, 1996 and commenced operations on December 13, 1996. Its members consist of a managing member and members. The Company will terminate when its term expires on December 31, 2099. The Company is a registered investment advisor under the Investment Advisors Act of 1940 (the "Advisors Act"), and as such, provides investment advisory services, as defined in the Advisors Act, to various clients.

The Company is also a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company introduces securities transactions on behalf of its investment advisory clients on a fully-disclosed basis.

2. Significant Accounting Policies

Investment Advisory and Incentive Fees

In accordance with each clients specific agreement, the Company receives compensation for investment advisory services rendered to its clients based on a percentage of the average net asset value of their account ("Advisory Fee"). Primarily, clients are billed quarterly or monthly for services rendered in the preceding period.

In accordance with certain clients specific agreement, the Company also receives as compensation, a percentage of the net gain, as defined, attributable to those clients accounts (the "Incentive Fee"). The Incentive Fee is structured to comply with Rule 205-3 under the Advisors Act, as amended.

Commissions

Commissions receivable related to securities transactions are recorded on a trade date basis and are included in due from clearing broker in the statement of financial condition.

2. Significant Accounting Policies (continued)

Income Taxes

The financial statements do not give consideration to Federal and state income taxes as they are the obligations of the individual members of the Company. Unincorporated Business Taxes are imposed on the Company by the local jurisdiction.

Short-term Investments

Short-term investments, which represent principally time deposits and money market mutual funds, are considered cash equivalents.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year-end exchange rate.

Investment in Affiliate

Investment in affiliate consists of an investment in a wholly owned entity, P. Schoenfeld Asset Management Limited. The Company records this investment on the equity method of accounting, which approximates fair value.

3. Due from Clearing Broker

The Company introduces its customers to a clearing broker, a major financial institution, with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. The Company's clearing broker is exposed to risk of loss in the event the customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2001, no such risk of loss existed and the due from clearing broker represents commissions receivable.

4. Referral Fees Payable

Pursuant to the terms and provisions of an agreement (the "Agreement") between the Company and a major financial institution dated September 24, 1996, the Company shares with the major financial institution, certain management and incentive fees derived from certain managed accounts specifically defined in the Agreement.

5. Concentration of Credit Risk

At December 31, 2001, the Company has cash and cash equivalents with two major financial institutions.

6. Related Party Transactions

The Company renders investment advisory services to various Limited Partnerships and various Limited Liability Companies herein referred to as the "Partnerships". Per a sub-advisory agreement with P. Schoenfeld Asset Management International LLC, a limited liability company, the Company renders investments advisory services to various offshore funds (the "Funds"). The Partnerships and the Funds herein are referred to as the "Pooled Entities". The general partners of the Partnerships are limited liability companies whose managing member is also the managing member of the Company. As compensation for its services to the Pooled Entities, the Company receives an Advisory Fee.

6. Related Party Transactions (continued)

At December 31, 2001, total Advisory Fees accrued on the Pooled Entities amounted to approximately $699,594 and are included in the fees receivable in the statement of financial condition.

The Company was reimbursed for professional fees which relate to investment research that it incurred on the behalf of the Pooled Entities. At December 31, 2001, professional fees of $252,655 is included in due from investment companies in the statement of financial condition.

The Company also acts as the primary broker for the Pooled Entities in connection with their securities activities.

At December 31, 2001, $752,459, included in due from investment companies in the statement of financial condition, represents monies advanced to affiliated entities.

On a monthly basis, the Company rents various office equipment and furniture from an affiliated entity.

7. Commitments

The Company is committed under two operating leases for office space which expire in October 2006 and September 2010, respectively. Future minimum payments required are as follows:

	Lease Amount
Year:	
2002	$ 548,376
2003	548,376
2004	548,376
2005	548,376
2006 and thereafter	1,025,587
Total future minimum payments	$ 3,219,091

One of these leases requires the Company to pay utilities, taxes and maintenance expenses. As of December 31, 2001, the Company also has a lease deposit requirement of approximately $182,000, which was provided for on behalf of the Company by a related entity.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2001, the Company had net capital of $4,697,570, which was $4,622,726 in excess of the required net capital of $74,844. The ratio of aggregate to net capital was .24 to 1. Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the Rule.

9. Retirement Plan

The Company has a defined contribution 401(k) plan (the "Plan") covering substantially all of its employees. Only full time employees are eligible to participate in the Plan. In accordance with the Plan agreement the Company may make a matching and/or discretionary contribution each year.

STATEMENT OF FINANCIAL CONDITION

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

December 31, 2001
with Report of Independent Auditors